Exhibit 99.(a)(5)(E)

Name:	Guy Elliott
Title:	Finance Director
Company:	Rio Tinto

Name:	Michelle Wiese Bockmann
Company:	Mining Journal

Name:	Martin Hayes
Title:	Senior Correspondent
Company:	basemetals.com

Name:	Rebecca Bream
Company:	Financial Times

Date:	12/07/2007
Time:	19:32 GME
Channel:	CNN International
Duration:	6 mins 55 secs

Interview with Guy Elliott, Michelle Wiese Bockmann, Martin Hayes, and Rebecca Bream

Owen Thomas

 Hello. Welcome to World Business Today. I’m Owen Thomas in London. It’s great to have you with us. The mining giant Rio Tinto has set its sights on creating the world’s biggest aluminium producer. Its $38bn friendly offer for Canada’s Alcan trumps a hostile bid from US aluminium giant Alcoa. It also shows that mergers and acquisitions of commodity firms are as hot as the commodity market itself. Jim Boulden reports.

Jim Boulden

Many commodity prices are at record highs, and now, so are commodity takeovers. Mining giant Rio Tinto’s $38bn deal to buy the large aluminium producer Alcan is a record price for a mining takeover. Miners are flush with cash, thanks to commodity prices and sky-high stock prices. That’s why mergers are ripe.

Michelle Wiese Bockmann

 The global commodities boom has fuelled an ‘eat or be eaten’ mindset amongst the mining companies. If they don’t complete mergers and acquisitions, they’re not going to grow. Organic growth is no longer an option for companies.

Jim Boulden

 No longer an option, say analysts, because the commodity market is growing so fast, too fast for Rio to buy mines here or there, or take the years required to build it’s own smelters. The deal gives Rio a huge chunk of the aluminium market, while aluminium prices have not risen to record levels like lead and copper prices have.

Martin Hayes

 Over the longer run, it does demonstrate a confidence in this commodity bull market, but it’s got further to run, which you see in not only this particular deal, but lots of others in the recent past, in nickel and in copper.

Jim Boulden

Analysts say part of Rio’s strategy is to become too big to be bought by someone else. Rio Tinto beat out the other aluminium giant Alcoa for Alcan, and it could now be at the top of the auction block.

Michelle Wiese Bockmann

I think Alcoa now stands a very strong chance of falling prey to a company like BHP Billiton.

Jim Boulden

The merger and acquisition fever is not expected to end soon.

Rebecca Bream

When it will end is probably when the current commodities boom ends - all the high prices that we’re seeing for copper and aluminium, etc – and that relies on China, really, China and India, and whether their hunger for raw materials continues.

Jim Boulden

Some wonder if the commodities boom is a bubble. If it is, the market could look back on Rio’s record price and say it was a deal too far. Jim Boulden, CNN, London.

Owen Thomas

Let’s look at that deal a little more closely, shall we, and what it means to the industry. Rio is offering $101 per share; that’s a 13% premium over Alcan’s closing price on Wednesday. The bid’s also one-third higher than Alcoa’s. If approved, the deal would create the world’s largest aluminium company. Together, Rio and Alcan would have the capacity to produce nearly 4.5m tonnes of aluminium a year. Russia’s united company Russal currently holds the top spot, formed in a three-way merger back in March. That pushed Alcoa and Alcan into the second and third spots. Guy Elliott is the Finance Director at Rio Tinto, and I asked him, ‘Why are you doing this deal now?’

Guy Elliott

Well, this asset, Alcan, is a terrific asset, we believe. The reason for that is that the growth for aluminium in the future we think is very strong - in particular, in China, which is a country which, as you know, is growing, especially the infrastructure that it needs in order to withstand these huge population shifts from the country into the towns, and as a result is using an awful lot of materials, in particular, aluminium, which is growing at a rate of 15% per annum in terms of demand over the next few years.

Owen Thomas

Yet this is a third higher than Alcoa’s bid. It offers a 13% premium of Alcan’s closing price. Have you paid too much?

Guy Elliott

Look, this was an auction not only with Alcoa, but also with other players. Our offer was accepted by the Alcan board. It’s an all-cash offer, and it’s being recommended to shareholders and also being recommended to the Quebec government, who have an important role to play in this. We think this is a compelling offer to Alcan shareholders. We think it also confers value on Rio Tinto shareholders. We think that the combination of our two businesses in aluminium really gives us a very important third leg and creates a leader in the aluminium business.

Owen Thomas

It begs the question, because of that, do you expect a higher rival bid from anywhere anytime soon?

Guy Elliott

Well, we think it’s a very good bid, and one which the Alcan shareholders would be wise to accept. It’s an all-cash bid, as I’ve said. It comes with the recommendation, and it also carries less risk, completion risk, than maybe the Alcoa bid does.

Owen Thomas

There’s been a lot of merger and acquisition activity in the mining’s and metals sector. Why the rush?

Guy Elliott

The situation we had here was that Alcoa bid for Alcan. They sought a white knight, and we were very high up, I think, their list of white knight possibilities. I think that that’s the situation which has changed. We’ve always been interested in Alcan as a target. We think that the combination is a compelling one. This was an opportunity, an asset which became available, a very attractive set of assets, and we made an offer which was an offer which was acceptable. That’s why the timing is now. At the same time, we think that the conditions which the aluminium industry is in at the moment are strong conditions, of course. We think they’re going to continue, maybe not in exactly as strong a place as this, but for some considerable time we’re going to have strong conditions in this and other markets in which we serve.

Owen Thomas

And is it just China that is really driving that market through?

Guy Elliott

China is a very important factor. Following along from China, we think, is India. India, too, is building infrastructure at a rapid pace. It, too, is going through an increasingly materials-intensive phase of growth. This means more materials and more aluminium in particular. All of this means strong growth in aluminium. If you’re a low-cost supplier, which is what Alcan is, based upon hydroelectric power in Canada, especially, we’re going to be able to make a strong profit as these good conditions continue. If, one day long ahead, we see more difficult conditions, we’re going to be the low-cost supplier.

Owen Thomas

That was Rio Tinto’s Finance Director Guy Elliott. Trading of the company’s shares were halted in Sydney ahead of the announcement. Here in London, the company’s shares closed down 4.5%.

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